UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A public held company

CNPJ/MF nº 60.643.228/0001-21

NIRE 35.300.022.807

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON SEPTEMBER 12, 2013

Date, Time, Place:  Held on September 12, 2013 at 10:00 a.m., by teleconference, at the headquarters of Fibria Celulose S.A. (“Fibria” or “Company”), located at Alameda Santos, 1357, 6th floor, in the City and State of São Paulo.

Presence: Mr. Mauricio Aquino Halewicz, Mr. Gilsomar Maia Sebastião and Mr. Sérgio Mamede Rosa do Nascimento.

Presiding Board: Mauricio Aquino Halewicz — Presiding Chairman; Adjarbas Guerra Neto — Secretary

Agenda:  Discussion of the merger of Normus Empreendimentos e Participações Ltda. (“Normus”) into the Company, with: (a) the examination, discussion and voting on the Protocol and Justification of the Merger of Normus into the Company; and (b) the examination, discussion and voting on the appraisal report of Normus’ Net Worth, based on its book value (“Appraisal Report”).

Unanimous resolutions: The members of the Fiscal Council, in the exercise of their legal and statutory duties, having analyzed and discussed all the documents provided to them related to the Agenda and, based on the information provided by the Company’s representatives and the representatives of the specialized company responsible for preparing the valuation report of the net worth of Normus, issued a favorable opinion, unanimously and without any restriction, on (a) the proposal presented by the management of the Company for the merger of Normus, a wholly owned subsidiary, into the Company, and considering  that the totality of Normus’ corporate capital will be held by the Company on the date of the merger, the value of Normus’ net worth accounts shall correspond to the equity held in it by the Company exactly. Thus, the merger will not give cause to an increase of capital in the Company;(b) the Protocol and Justification of the Merger of Normus into the Company, and (c) the terms of the Appraisal Report prepared by PricewaterhouseCoopers Auditores Independentes (“PwC”), a company established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca. It was established that the documents pertaining to the Agenda which support the merger of Normus, a wholly owned subsidiary, into the Company, are appropriate and in accordance with statutory and legal requirements related to the matter, and for such reason, the members of the Fiscal Council, by unanimous vote, decided favorably to its submission to the shareholders of the Company for approval.

Closure, Drafting and Signature of the Minutes:  There being nothing more to be addressed, the meeting was suspended for the time necessary to draft these minutes, which, having been read, checked and found to be accurate, were signed by all presents. (sig) Mauricio Aquino Halewicz — Presiding Chairman; Adjarbas Guerra Neto - Secretary. Fiscal Council Members: Mauricio Aquino Halewicz, Gilsomar Maia Sebastião and Sérgio Mamede Rosa do Nascimento

I certify that this is a copy of the Company’s original.

Adjarbas Guerra Neto

Secretary

ANNEX I

FISCAL COUNCIL OPINION

The Fiscal Council of FIBRIA CELULOSE S.A. (the “Company”), in the use of its legal attributions, including as conferred in item III of article 163 of Law nº 6.404/76, in a meeting held on this date, having examined the terms of (i) the Protocol and Justification of the Merger of Normus Empreendimentos e Participações Ltda. (“Normus”) into the Company; and (ii) the Appraisal Report of Normus’ Net Worth, as presented by the Company’s administration, issued a favorable opinion, unanimously and without any restriction, on (a) the proposal presented by the management of the Company to merge Normus, a wholly owned subsidiary, into the Company, and considering that the totality of Normus’ corporate capital is held by the Company, the value of Normus’ net worth accounts shall correspond to the equity held in it by the Company exactly. Thus, the merger will not give cause to an increase of capital in the Company; (b) the terms of the Protocol and Justification of the Merger of Normus into the Company; and (c) the terms of the Appraisal Report prepared by PricewaterhouseCoopers Auditores Independentes (“PwC”), established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca.  Based on the documents examined and on the clarifications made by the Company’s representatives, in the aspects of legality and regularity, this Fiscal Council manifests itself in favor of submitting, for deliberation at the Extraordinary Shareholders’ General Meeting, the materials and conditions analyzed  herein, in the understanding that they further the corporate interests.

São Paulo, September 12, 2013.

Mauricio Aquino Halewicz

Chairman of the Fiscal Council of Fibria Celulose S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO